Exhibit 12.1

CareDx, Inc.

Statement Regarding Computation of Earnings to Fixed Charges

(In thousands)

The following table sets forth our ratio of earnings to fixed charges and our ratio of earnings to fixed charges for the years ended December 31, 2013, 2014, 2015, 2016, 2017 and for the six months ended June 30, 2018. As the ratios of earnings to fixed charges and earnings to combined fixed charges indicate less than one-to-one coverage for each of the periods presented, we have provided the coverage deficiency amounts for these periods. Earnings are the sum of the loss from operations before income taxes, plus fixed charges. Fixed charges are comprised of interest expense and the estimated interest portion of rent expense.

	Six Months Ended June 30,	Fiscal Year Ended December 31,
	2018	2017	2016	2015	2014	2013
Loss before income taxes	$(23,861)	$(57,269)	$(41,362)	$(13,707)	$(719)	$(3,542)
Add back : Fixed charges	3,435	6,322	2,224	1,821	2,456	2,493

Earnings as defined	(20,426)	(50,947)	(39,138)	(11,886)	1,737	(1,049)

Fixed charges:
Interest expense	3,234	5,918	1,889	1,617	2,120	2,153
Estimated interest portion of rental expense	201	404	335	204	336	340

Total fixed charges	$3,435	$6,322	$2,224	$1,821	$2,456	$2,493

Ratio of earnings to fixed charges	N/A	N/A	N/A	N/A	N/A	N/A
Deficiency of earnings to cover fixed charges	$(23,861)	$(57,269)	$(41,362)	$(13,707)	$(719)	$(3,542)